UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
under the Securities Exchange Act of 1934

For the Month of February 2006

CAMTEK LTD.
(Translation of Registrant’s Name into English)

Ramat Gavriel Industrial Zone
P.O. Box 544
Migdal Haemek 23150
ISRAEL
(Address of Principal Corporate Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities and Exchange Act of 1934.

Yes ☐ No ☒

SIGNATURE

        Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CAMTEK LTD. (Registrant) BY: /S/ MOSHE AMIT —————————————— Moshe Amit, Executive Vice President and Chief Financial Officer

Dated: February 1, 2006

2

CAMTEK RECEIVES ORDERS FOR PEGASUS AND DRAGON FL SYSTEMS
FROM A MAJOR TAIWANESE CUSTOMER

Camtek Plans to Deliver and Recognize the Orders, worth $1.9 million, during the First Quarter

MIGDAL HA’EMEK, Israel, February 1st, 2006 – Camtek Ltd. (Nasdaq: CAMT, TASE: CAMT) announced today that it has received two orders totaling $1.9 million from a major Taiwanese manufacturer of advanced IC substrates.

The orders are for multiple high-end Pegasus and Dragon Fine Line systems, which the Company plans to deliver and recognize as revenue during the first quarter of 2006.

“This customer manufactures high density substrates for advanced IC packaging”, said Cliff Young, General Manager of Camtek Taiwan. “These substrates contain dense patterns and laser micro-vias that present certain challenges to automated optical inspection (AOI). The customer selected Camtek for its ability to deliver a complete inspection solution throughout the production line – from large area masks, using the previously-purchased LAM system, through inner and outer layers in panel form to finished substrates in strip form. In addition to productivity advantages, Camtek’s suite of software packages for defect data analysis supports the customer’s on-line process control.”

Rafi Amit, CEO of Camtek added, “Recently, we have been seeing some growth in sales of our products to the PCB industry, in particular high-end products for the HDI segment. These orders are a part of this trend. They further support our previously-announced revenue guidance of $20-23 million for this quarter.”

ABOUT CAMTEK LTD.
With headquarters in Migdal Ha’Emek Israel, Camtek Ltd., designs, develops, manufactures, and markets automatic optical inspection systems and related products. Camtek’s automatic inspection systems are used to enhance both production processes and yield for manufacturers in the printed circuit board industry, the high density interconnect substrate industry and the semiconductor manufacturing and packaging industry. This press release is available at www.camtek.co.il.

This press release may contain projections or other forward-looking statements regarding future events or the future performance of the Company. These statements are only predictions and may change as time passes. We do not assume any obligation to update that information. Actual events or results may differ materially from those projected, including as a result of changing industry and market trends, reduced demand for our products, the timely development of our new products and their adoption by the market, increased competition in the industry, price reductions as well as due to risks identified in the documents filed by the Company with the SEC.

CONTACT INFORMATION

CAMTEK:	IR/PR ISRAEL	IR INTERNATIONAL
Moshe Amit, CFO	Financial Communication	Ehud Helft / Kenny Green
Tel: +972-4-604-8308	Noam Yellin	GK International Investor Relations
Fax: +972-4-604 8300	Tel: +972 3 6954333	Tel: (US) 1 866 704 6710
Mobile: +972-5-469-4902	Fax: +972 544 246720	kenny.green@gkir.com
mosheamit@camtek.co.il		ehud.helft@gkir.com

3